

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 31, 2008

Daymon Bodard
President and Chief Executive Officer
Nova Energy, Inc.
2050 Russet Way, Suite 190
Carson City, NV 89703

Re: **Nova Energy, Inc.
Amendment 2 to Registration Statement on Form 10
Filed December 4, 2008
File No. 0-27693**

Dear Mr. Bodard:

      We have reviewed your response letter dated December 4, 2008, and your amended filing, and we have the following comments. Where indicated, we think you should revise your registration statement and take additional action in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable, a revision is unnecessary, or further action is unwarranted. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses and, where disclosure has changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you file. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere in the document does not relieve you of the need to make additional revisions as appropriate.

Your filing includes a large number of inconsistencies, as well as text that does not appear to apply to the filing. Please carefully review the document to eliminate all such inconsistencies and to ensure that the disclosure is both accurate and complete. For example, you suggest on the over page that the "Exchange" on which your stock is to be registered is the OTCBB. At page 5, you refer to "this annual report" and your "intended exploration opportunities with REO Energy, despite making clear at page 4 that you "recent endeavor with REO Energy was unsuccessful." Lastly, you incorrectly refer to "voluntarily" filing with the Commission, and suggest that your failure to file required Exchange Act reports between 2002 and 2006 is due to your lack of information at the time; but this is inconsistent with your claim that Mr. Bodard has been your sole officer and director since December 2002. Provide a comprehensive response, and make clear precisely where you have made changes in response to each item of this comment. We may have additional comments.

2. Explain to us how you have considered the disclosure requirements of Industry Guide 2.

Description of Business

Business Development, page 3

3. We remind you that once your registration statement became effective by operation of law in October, you became obligated to file periodic reports pursuant to Section 13(a) of the Securities Exchange Act of 1934. See Compliance and Disclosure Interpretations Question 116.02 at www.sec.gov/divisions/corpfin/guidance/exchangeactsections-interps.htm. Please revise to clarify, and also eliminate the suggestion that you "voluntarily" filed or that the filings you made provide "transparency."

Risk Factors, page 5

4. We reissue prior comments 14 and 15 from our comment letter dated November 7, 2008. Additionally, it is inappropriate to include language that suggests that you have taken steps to mitigate or reduce the risk, as you have done under the captions "Resources properties are subject to risks" and "Title to oil and gas properties." This language may appear elsewhere in your document, if appropriate.

Management's Discussion and Analysis, page 10

5. We note your response to our prior comment number 25 concerning your disclosure of off-balance sheet arrangements. Although you include excerpted language from the definition of off-balance sheet arrangements provided by Item 303(a)(4) of Regulation S-K, the definition is incomplete as disclosed. Please amend your filing to include, under a separate captioned section, a statement as to whether the company is party to any off-balance sheet arrangements as defined by Item 303(a)(4) of Regulation S-K.

Executive Compensation, page 12

6. Notwithstanding the tabular entry showing $5,000, it appears that the amount of salary deferred would be $60,000 per year. Please revise or advise.

7. We note your statement that Mr. Bodard does not receive any <u>annual</u> compensation for acting as a director. Please revise to state whether Mr. Bodard receives any compensation for serving in this role.

Financial Statements

Statement of Operations, page F-4

8. We note you have amended your filing to address our prior comment number 38. However, it appears that you continue to disclose a pre-split weighted average number of shares in your Statement of Operations for the fiscal year ended June 30, 2007. Please amend your filing to retroactively restate your weighted average shares for the fiscal year ended June 30, 2007 in accordance with SFAS 128, par. 54.

9. We note your response to our prior comment number 37 regarding the $506,589 loss on sale of assets reflected in your Statement of Operations. Although you have provided us with a narrative discussion and the details of your calculation of the loss, amended disclosure has not been made to your footnotes to the financial statements. Please provide this additional disclosure in your amended filing.

10. Separately, we note that you have not addressed why the $506,569 loss does not appear as a reconciling item in the operating section in your Statement of Cash Flow nor do you explain why you continue to include the $675,000 as an investing cash inflow. Based on the journal entries provided in your response, it appears that the $675,000 does not represent cash inflow from the sale transaction, but rather the book value of your former investment in the Inglish wells. Additionally, as the $506,569 loss on sale is a non-cash item that impacts net loss, it should be reflected as a reconciling item in determining your cash from operations in accordance with SFAS95. Please amend your filing for these items to correctly present your cash flow activity for the year ended June 30, 2008.

Statements of Stockholder's Equity, page F-5

11. We note that you have amended your Statement of Stockholders Equity to include separate line items to reflect the effects of the May 12, 2005 stock split and the April 22, 2008 reverse stock split. Please note that stock split transactions should be reflected retroactively in the financial statements. See SFAS 128, par. 54.

12. As currently reported in your financial statements, the May 12, 2005 stock split results in a net decrease in your total equity. Stock splits should neither increase nor decrease equity. Review your presentation and revise as needed.

13. We note your response to our prior comment number 39 related to your disclosures of significant equity transactions at Note 7. Although your amended disclosure includes the journal entries recorded for these transactions, you have not complied with our request for expanded disclosure that explains how your accounting reflects the economic substance of these transactions. Please amend your filing to include disclosure which provides detail sufficient to explain how these entries fairly reflect the economic substance of the arrangements.

Notes to Audited Financial Statements, page F-7

General

14. Your disclosures of critical accounting policies at pages 10 and 11 and your accounting policy note in the financial statements at page F-7 include references to apparently incorrect or superseded accounting literature. Examples of these references in your disclosures include:

    - Incorrect reference to Statement of Position 98-7 on page 10
    - Reference to superseded literature, APB No. 25 and SFAS No. 123 on page 11
    - Reference to superseded literature, SFAS No. 121 on page F-7

    Please amend your filing to include the appropriate references to current and relevant accounting literature and revisit your accounting policy notes to ensure that you have made appropriate citations of authoritative guidance throughout your Form 10.

15. Please disclose your accounting policies for oil and gas producing activities.

16. Please provide disclosures of your oil and gas producing activities as required under paragraphs 10 through 34 of SFAS 69.

Note 5 – Related Party Transactions, page F-10

17. We note your response to our prior comment number 40, and although you have provided details of the terms of the convertible promissory notes in your response, you have not included this expanded disclosure in the amended filing. Please include these disclosures.

Form 10-Q for the quarterly period ended September 30, 2008

Statements of Stockholder's Equity, page 6

18. Please address the following points regarding your Statement of Stockholders' Equity:

    - You do not present equity transactions for all periods from inception-to-date, contrary to the guidance in paragraph 11(c) of SFAS 7. Please amend your Statement of Stockholders' Equity to include all periods since inception.

- You include equity balances at the end of various quarterly interim periods, which is inconsistent with reporting interim financial statements. Please amend your statement to include balances as of the end of the annual and interim balance sheet dates presented only.

Item 3. Controls and Procedures, page 15

19. Your disclosure at Item 3 should discuss any change in internal control over financial reporting that occurred during the fiscal quarter, rather than subsequent to your evaluation, also providing the assertion relative to changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please revise to provide disclosures that comply with Item 308(c) of Regulation S-K as of September 30, 2008.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.


Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Lucas
        T. Levenberg
        C. Arakawa
        B. Skinner